Exhibit 99.1

NEVADA GEOTHERMAL POWER INC. ACQUIRES ICELAND AMERICA ENERGY, INC. PROJECT ASSETS IN IMPERIAL VALLEY, CALIFORNIA

Vancouver, B.C. (June 8, 2011), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) and Iceland America Energy, Inc. (IAE) are pleased to announce that they have closed an agreement (News Release dated February 23, 2011) whereby NGP has purchased a 100 percent ownership of IAE’s geothermal assets comprised of the New Truckhaven, East Brawley and South Brawley Projects in the Imperial Valley, Southern California for a payment of US$680,000 in cash (US$564,000 paid) and 6,074,069 shares (to be issued). Reykjavik Energy Invest hf (REI), a subsidiary of Reykjavik Energy (RE-Orkuveita Reykjavikur, Iceland), is the majority owner of IAE with an 83.7% interest and will become a significant shareholder of NGP.

The acquisition of these strong project assets in California is in keeping with NGP’s business plan of focusing on U.S. geothermal power development, expanding geographically into higher temperature resource areas and diversifying off-take agreements. The alignment of interest with REI as a shareholder, and RE-Orkuveita Reykjavikur, an experienced geothermal developer and power plant operator, provides opportunities for cooperation in the future for mutual benefit.

The Imperial Valley is one of the world’s premier geothermal areas with highly productive, high temperature geothermal resources occurring over a large area in an active structural belt. Existing power plants at four sites have an aggregate capacity of approximately 560 MW, however the development potential of the Valley is considered to be much greater. California has the most aggressive Renewable Portfolio Standard of any US State and requires significantly more clean power to be developed in the next six years. The Company’s newly acquired projects are well located to supply the large southern California market with needed clean, renewable, base-load geothermal power.

New Truckhaven

NGP holds 6267 acres (approximately 10 square miles) of Federal and private geothermal leases in the Truckhaven area. The Company believes that a possible resource of 60 MW (gross) can be ascribed to the newly acquired leases.

NGP will employ its experienced resource and development team, augmented by expertise available from Reykjavik Energy Invest hf and RE-Orkuveita Reykjavikur, to develop plans for the development of a 30-50 MW geothermal power plant. Work will commence immediately on confirmation/development drilling permits, water requirements, transmission line access, and power purchase agreements as part of an overall feasibility study.

At New Truckhaven, a high-temperature geothermal resource is confirmed in a test well drilled to 8000 feet by Philips Petroleum in 1982. Phillips targeted deep production from fractured zones in granitic basement rocks in the lowermost part of the well (below 6300 feet). NGP plans to re-complete the well as a potential producer by sidetracking a new leg through locally permeable sedimentary units intersected between 3900-6300 feet with stabilized measured well temperatures of approximately 375°F (190°C). Production wells with brine temperatures similar to temperatures measured in the Phillips well have the potential to produce up to 9 MW (gross).

A recent well by Iceland America penetrated sedimentary units to 6400 feet and granite basement from 6400 feet to total well depth of 7140 feet. Target sandy sedimentary units were intersected between 1900-3300 feet and 5150-6400 feet. The maximum well temperature, recorded at the bottom of the well, was 350°F (177°C). It is considered that the IAE well is on the margin of the reservoir and would be suitable as an injection well.

The New Truckhaven reservoir fluid sampled by Philips and Iceland America during flow tests indicated benign fluid chemistry with relatively low Total Dissolved Solid content (TDS = 3900 ppm) requiring no extraordinary treatment for plant operations. The geochemistry of geothermal fluid from the Phillips well tests predicts source temperatures of 380-396°F (193-202°C) in good agreement with measured temperatures.

East Brawley

At East Brawley, leases controlled by NGP total 6752 acres (approximately 10.5 square miles). Development potential is indicated by several abandoned deep wells located within the East Brawley thermal anomaly, including wells on leases controlled by NGP, reporting high-salinity brine with temperatures between 500-580°F (260-304°C) at depths below 11,000 feet. Ram Power’s recent Orita project drilling is immediately north of NGP’s leases.

In 2011, NGP will commence work for well permits and complete geothermal reservoir and power plant scoping studies.

South Brawley

NGP has acquired a 50% leasehold on 1920 gross acres (three square miles) in the South Brawley Geothermal Area. NGP is evaluating next steps and further leasing opportunities.

Brian Fairbank, President and CEO of Nevada Geothermal Power commented, “I would like to thank Iceland America and Reykjavik Energy Invest for persevering in order to get this deal done. I believe that NGP and our Iceland-based partners will benefit immensely from the synergies created by the agreement. We are excited to move these projects forward, building renewed value for shareholders.”

MDB Capital Group, LLC acted as independent advisor to IAE in the transaction.

Blue Mountain Update

NGP continues to work with its resource consultant, GeothermEx Inc., and its lenders to develop an up-to-date outlook for power production at its Blue Mountain project. It is possible that power production will be less than the previously disclosed outlook of 35 MW and declining at 2.5% per year. In the event that the new model requires a significant reduction of production output, the Company's ability to service debt and comply with the power purchase agreement may be compromised.

About Reykjavik Energy Invest hf:
Reykjavik Energy (RE-Orkuveita Reykjavikur) is a world leading authority in the utilization of geothermal energy. Reykjavik Energy Invest hf (REI) is Reykjavik Energy’s international business development arm. RE operates two CHP geothermal power plants in Iceland, Nesjavellir and Hellisheidi. Their combined current output is 333 MW of electricity and 430 MW of thermal energy for space heating. The Nesjavellir power plant has been in operation since 1990 with 120 MW of electricity installed in 1996. In 2006 the first 90 MW were installed in Hellisheidi, 33 MW in 2007, 90 MW in 2008, 133 MW of thermal energy were added late 2010 and further 90 MW are planned to be installed in the fall of 2011 increasing the total output of geothermal electricity from the Hellisheidi plant to 303 MW. Iceland America Energy, Inc. was formed in 2004 to acquire and develop geothermal resources in North America.

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns leasehold interests in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain, North Valley in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell

Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.